January 13, 2025

Michael Intrator
Chief Executive Officer
CoreWeave, Inc.
101 Eisenhower Parkway, Suite 106
Roseland, NJ 07068

        Re: CoreWeave, Inc.
            Draft Registration Statement on Form S-1
            Submitted December 16, 2024
            CIK No. 0001769628
Dear Michael Intrator:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please disclose whether this offering is contingent upon your Class A shares being listed on the applicable exchange.
Select Defined Terms, page ii

2. We note your definition of Floating Point Operations per Second (FLOPS) and Model
       FLOPS Utilization (MFU). Please revise to clarify whether these are metrics you use to evaluate your operations and business, or whether these measures relate to your customers or the industry in general.
 January 13, 2025
Page 2
Prospective Summary, page 1

3.     We note you intend to disclose information about various measures, such as the
       number of data centers, the amount of GPUs running at such centers, the number of megawatts of active power that support these centers, and the total gigawatts of contracted power as of December 31, 2024. We also note you intend to provide the number of US facilities, by state, and the number of foreign facilities as of December
       31, 2024. Considering the growth strategies for expansion of your business, including internationally, please tell us whether any of these are considered key performance measures that management utilizes to evaluate your business operations. If so, revise to include the relevant disclosures in MD&A. Refer to SEC Release No. 33-10751.
4.     Please disclose the basis for your statement that you    are the AI
Hyperscaler driving
       the AI revolution    and the criteria on which you base this statement.
5. Please disclose the percentage of revenue generated from your top three customers and your largest customer for the periods presented to provide context to your discussion of the breadth of your customer base.
Corporate Information, page 12

6. Please provide a brief description of the Director Nomination Letter with the
       Magnetar DNL Parties.
Summary Consolidated Financial Data, page 19

7. We note if the effectiveness of this registration statement occurred on September 30,
       2024, you would have recorded $42 million of stock-based compensation expense related to your restricted stock units (RSUs). Please tell us your consideration to include the impact of RSUs that will vest upon this offering in your pro forma net loss per share calculations. Refer to Rule 11-01(a)(8) of Regulation S-X. Risk Factors
A substantial portion of our revenue is..., page 29

8. Please identify your top three customers and briefly describe the material terms of your agreements with them, including the term, any material termination provisions and whether these are committed contracts or on-demand. Also, file the agreement with your largest customer as an exhibit to your registration statement. Refer to Item
       601(b)(ii)(10)(ii)(B) of Regulation S-K.
We have a limited history selling access to our platform..., page 40

9. Please disclose the percentage of revenue derived from committed contracts and the weighted-average prepayment across all active contracts as a percentage of the TCV for all periods presented.
We have identified material weaknesses in our internal control over financial reporting..., page 60

10. We note you have identified material weaknesses in your internal control over financial reporting and you disclose various remediation actions you have taken and will continue to take to remediate the material weaknesses. Please revise to clarify
 January 13, 2025
Page 3

       which of these efforts you have completed, if any, and which ones you are continuing to implement. Also, disclose how long you estimate it will take to complete your remediation plan and any associated expenses that you have incurred or expect to incur if material.
Our substantial indebtedness could materially adversely affect our financial condition..., page
66

11. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to total debt service, including both principal and interest.
The dual class structure of our common stock..., page 70

12. Please include a brief description of the Equity Exchange Rights held by your Co-
       Founders. Also, quantify the number of shares of Class A common stock subject to outstanding stock options to purchase shares of your Class A common stock held by your Co-Founders and the potential impact on their voting power.
Use of Proceeds, page 80

13. Please disclose the interest rate and maturity of the Term Loan Facility. Refer to
       Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

14. We note the growth of your business and revenues depends on retaining existing customers, expanding sales to those customers, and attracting new customers. Please tell us how you monitor customer retention, expansion and growth. If you consider these measures to be key performance measures that management utilizes to evaluate your business operations, revise to include relevant disclosure for all periods presented. Refer to SEC Release No. 33-10751.
Attractive Unit Economics, page 92

15. We note your disclosure regarding average cash payback period. Please revise to include a definition of this term, and explain how it is calculated and what it is intended to convey.
Non-GAAP Financial Measures, page 97

16. Please revise to move your non-GAAP information so that it follows the GAAP results of operations disclosure, to ensure the discussion and analysis of your GAAP measures are presented with equal or greater prominence. Similarly, revise the disclosures on page 22 to include GAAP net loss margin and GAAP operating income
       (loss) margin with equal or greater prominence to the related non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the
guidance in Non-
       GAAP C&DI Question 102.10(a).
 January 13, 2025
Page 4
Results of Operations, page 102

17. Please revise your revenue discussion to include quantified information regarding revenue growth due to new versus existing customers. Refer to Item 303(b) of
       Regulation S-K.
18. We note your discussion of several line items, such sales and marketing and general
       and administrative expense, attributes change as being    primarily
due to various
       factors and/or do not appear to describe all of the factors that impacted the fluctuation in such expenses. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology rather
       than general or vague terms such as    primarily    to describe each
contributing factor.
Business
Growth Strategies, page 129

19. Please disclose the basis for your statement that you pioneered the AI Hyperscaler.
Our Customers, page 139

20. Please disclose the number of committed contract customers for all periods presented to provide context to your disclosure of the number of committed contract customers as of December 31, 2024.
Intellectual Property, page 143

21. Please disclose the duration and effect of all patents and trademarks. Refer to Item
       101(c)(1)(iii)(B) of Regulation S-K.
Certain Relationships and Related Party Transactions
Other Transactions, page 167

22.    Please file the Master Services Agreement with NVIDIA and the MagAI
Capacity
       Agreement with MagAI Ventures as exhibits to your registration statement. Refer to
       Item 601(b)(10)(ii)(A) of Regulation S-K.
Underwriting (Conflicts of Interest), page 199

23. Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.
Notes to Consolidated Financial Statements
Note 1. Overview and Summary of Significant Accounting Policies
Concentration of Risk, page F-13

24. Please tell us whether the three customers who generated significant revenue for the year ended December 31, 2023, were the same or different than the two customers who generated significant revenue for the period ended September 30, 2024. Also, revise to distinguish the percentage of revenue attributed to each of your significant customers for each period presented by, for example, identifying each customer as customer A, customer B, customer C, etc.
 January 13, 2025
Page 5

Property and Equipment, Net, page F-15

25. We note you depreciate equipment and software over a useful life ranging between 3-
       years and 12-years. This category appears to include a variety of assets such as data centers and related capitalized interest costs, capitalized internal-use software, and networking and computer equipment. Please provide us with a breakdown of the various types of assets included here, and the related useful lives associated with each type of asset. Also, given the nature and function of these assets appear to vary, consider revising your disclosure to further disaggregate long-lived assets based on the similar nature or function of each type of asset, and include the related useful lives for each. Refer to ASC 360-10-50-1(b).
Note 2. Revenue
Disaggregation of Revenue, page F-24

26. Please revise to disclose the amount, or percentage, of total revenue generated in the
       United States, your country of domicile. Similarly, revise to disclose total long-lived assets held in the United States for each period. Refer to ASC 280-10-50-41.
Remaining Performance Obligations, page F-25

27. We note from your disclosure on page F-20 that the remaining performance obligations (RPO) represent the aggregate amount of the transaction price, including
       estimated variable consideration. Please tell us what the variable consideration represents and how you determined the amount of variable consideration included in your RPO. In your response, provide us with the amount of variable consideration included in RPO for each period presented.
28. Please revise to clarify how long "thereafter" is with respect to your remaining performance obligations. In this regard, we note typical contract terms are two to five years. Revise to clarify the length of time over which the remaining performance obligation will be recognized after 24 months for each period presented. Refer to ASC
       606-10-50-13.
Note 11. Redeemable Convertible Preferred Stock and Stockholders' Deficit
Stock Option Plan, page F-46

29. We note you include the fair value per share of your common stock, which is determined by your board of directors, as an assumption used in the valuation of equity awards granted. Please provide us a breakdown of all stock option and RSUs granted during fiscal 2024 and to date in 2025, as applicable, and include the fair value of the underlying common stock used to value such awards. To the extent the value of your common stock fluctuated significantly between measurement dates, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodologies used to value such awards. Lastly, revise to include the fair values used to value such awards in your assumption disclosures on page F-47. January 13, 2025
Page 6
General

30. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Michael A. Brown